Exhibit 99.28

Date: April 03, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ORLA MINING LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 02, 2020
Record Date for Voting (if applicable) :	April 02, 2020
Beneficial Ownership Determination Date :	April 02, 2020
Meeting Date :	May 13, 2020
Meeting Location (if available) :	Virtual Meeting (AMENDED)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	68634K106	CA68634K1066

Sincerely,

Computershare

Agent for ORLA MINING LTD.